Microsoft Word 11.0.8134;http://schemas.microsoft.com/office/word/2003
/wordml013fSUB-ITEM 77Q2

Based solely on a review of the copies of Forms 3, 4 and 5 and amendments thereto furnished to MFS Special Value Trust (the "Trust") with respect to its most recent fiscal year for Trustees, directors and certain officers of the Trust and MFS and greater than ten percent beneficial owners, the Trust believes all Section 16(a) filing requirements were made on a timely basis, except for the following filings: Thomas A. Bogart (MFS Director) made a Form 3 filing for the Trust on July 10, 2007; Dr. Lawrence Cohn (Trustee) made a Form 4 (Statement of Changes of Beneficial Ownership) filing for the Trust on August 21, 2007.